
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714


06019283

SUPPL

December 7, 2006


SEC MAIL PROCESSING
RECEIVED
DEC 14 2006
WASH, D.C.
101
SECTION

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated December 6, 2006 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

#82-34714



Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Huckleberry Mines Ltd. Debt Repaid

Vancouver (December 6, 2006) – **Imperial Metals Corporation (III-TSX)** reports that Huckleberry Mines Ltd. has repaid the balance of its long term debt totaling $37.3 million. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million and the Japan Group, a consortium of four Japanese companies, received $27.7 million. During the year 2006 Huckleberry repaid $120.9 million of long term debt and is now debt free.

Huckleberry is expected to commence payment of cash dividends to shareholders in 2007.

Imperial holds a 50% interest in Huckleberry Mines Ltd., which operates the Huckleberry copper/molybdenum open pit mine located southwest of Houston, BC.

In July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit. Mining of this pit will add over two year's life to the Huckleberry operation, extending production into 2010.

Imperial is a mine development and operating company based in Vancouver, British Columbia. In addition to the Huckleberry mine, Imperial's other key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

December 6, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on December 6, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that Huckleberry Mines Ltd. has repaid the balance of its long term debt totaling $37.3 million. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million and the Japan Group, a consortium of four Japanese companies, received $27.7 million. During the year 2006 Huckleberry repaid $120.9 million of long term debt and is now debt free.

Item 5. Full Description of Material Change

The Issuer reported that Huckleberry Mines Ltd. has repaid the balance of its long term debt totaling $37.3 million. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million and the Japan Group, a consortium of four Japanese companies, received $27.7 million. During the year 2006 Huckleberry repaid $120.9 million of long term debt and is now debt free.

Huckleberry is expected to commence payment of cash dividends to shareholders in 2007.

Imperial holds a 50% interest in Huckleberry Mines Ltd., which operates the Huckleberry copper/molybdenum open pit mine located southwest of Houston, BC.

In July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit. Mining of this pit will add over two year's life to the Huckleberry operation, extending production into 2010.

Imperial is a mine development and operating company based in Vancouver, British Columbia. In addition to the Huckleberry mine, Imperial's other key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. **Omitted Information**

Not applicable

Item 8. **Executive Officer**

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. **Date of Report**

Dated December 6, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Huckleberry Mines Ltd. Debt Repaid

Vancouver (December 6, 2006) – **Imperial Metals Corporation (III-TSX)** reports that Huckleberry Mines Ltd. has repaid the balance of its long term debt totaling $37.3 million. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million and the Japan Group, a consortium of four Japanese companies, received $27.7 million. During the year 2006 Huckleberry repaid $120.9 million of long term debt and is now debt free.

Huckleberry is expected to commence payment of cash dividends to shareholders in 2007.

Imperial holds a 50% interest in Huckleberry Mines Ltd., which operates the Huckleberry copper/molybdenum open pit mine located southwest of Houston, BC.

In July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit. Mining of this pit will add over two year's life to the Huckleberry operation, extending production into 2010.

Imperial is a mine development and operating company based in Vancouver, British Columbia. In addition to the Huckleberry mine, Imperial's other key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com